Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

September 15, 2017

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Torchlight Energy Resources Inc.
Registration Statement on Form S-3
Filed August 25, 2017
File No. 333-220181

Dear Mr. Schwall,

Set forth below is Torchlight Energy Resources, Inc.’s (the “Company,” “we” and “us”) response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-3, filed August 25, 2017. The Staff’s comment was contained in the letter to the Company dated September 13, 2017.

Registration Statement on Form S-3

General

1.
Based on publicly available information, it appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. Please advise us as to the basis for your eligibility to register securities on Form S-3 at this time. To the extent you intend to rely upon General Instruction I.B.6, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

In response to the Staff’s Comment 1, we believe that the aggregate market value of our voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the Registration Statement did exceed $75 million, as required by General Instruction I.B.1 of Form S-3. Based on our records, as of August 25, 2017, there were 59,287,374 shares of common stock issued and outstanding, with 45,522,618 of those shares held by non-affiliates. The highest closing sale price of our common stock during the 60 days prior to filing of our Registration Statement was $1.66 (occurring on both June 30, 2017 and July 3, 2017). Using those numbers, the aggregate market value of our voting and non-voting common equity held by non-affiliates was $75,567,546.

Below is a table supporting this position:

Total shares of common stock issued and outstanding:	59,287,374
Total shares issued and outstanding held by affiliates:
John A. Brda	2,568,322
Gregory McCabe	11,061,434
Roger N. Wurtele	10,000
E. Scott Kimbrough	0
R. David Newton	0
Alexandre Zyngier	0
Michael J. Graves	125,000
Total:	13,764,756
Total shares held by non-affiliates:	45,522,618
Highest closing sale price within 60 days of filing:	$1.66
Market value:	$75,567,546

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours, /s/ John A. Brda John A. Brda, President

cc:
Anuja A. Majmudar
Karina Dorin
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549